UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11021627

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
APR 21 2011

SEC FILE NUMBER
8-66881

KH 4/22

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Hallmark Investments, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

6 East 39th Street, Suite 500
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Dash (866) 542-5562
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Ave	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

KH 4/22

OATH OR AFFIRMATION

I, **Mark T. Manzo**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Hallmark Investments, Inc. (A Wholly Owned Subsidiary of Hallmark Investments Holdings Corporation)**, as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Betty Cordero

Notary Public

BETTY CORDERO
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN BRONX COUNTY
NO. 01CO6187734
MY COMMISSION EXPIRES 05-27-2012

04/20/2011

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m) A copy of the SIPC Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditor's report on internal control
__ (p) Schedule of proposed capital withdrawals

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALLMARK INVESTMENTS, INC.

(A WHOLLY – OWNED SUBSIDIARY OF HALLMARK
INVESTMENTS HOLDINGS CORPORATION)

AUDITED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2010

(With Independent Auditors' Report Thereon
and Supplemental Report on Internal Control)

TABLE OF CONTENTS

SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Hallmark Investments, Inc.
(A wholly – owned subsidiary of Hallmark Investments Holdings Corporation)

We have audited the accompanying statement of financial condition of Hallmark Investments, Inc. (A wholly – owned subsidiary of Hallmark Investments Holdings Corporation). (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hallmark Investments, Inc. (A wholly – owned subsidiary of Hallmark Investments Holdings Corporation) as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has liquidity concerns and has incurred an accumulated deficit approximately $1.9M as of the year ended December 31, 2010. These factors raise substantial doubt about the ability of the Company to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sherb & Co., LLP

New York, New York
April 20, 2011

HALLMARK INVESMENTS, INC.
(A wholly - owned subsidiary of Hallmark Investments Holdings Corporation)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CURRENT ASSETS		
Cash	$	64,578
Deposit held at clearing broker-restricted		50,000
Receivable from clearing broker		70,532
Related party receivable		65,608
Prepaid expenses		27,467
TOTAL CURRENT ASSETS		278,185
PROPERTY & EQUIPMENT, NET		5,190
TOTAL ASSETS	$	283,375

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	65,790
Commissions payable		24,287
TOTAL CURRENT LIABILITIES		90,077
SHAREHOLDERS' EQUITY		
Common stock, no par value; 200 shares authorized issued and outstanding and additional paid-in capital		2,052,520
Accumulated deficit		(1,859,222)
TOTAL SHAREHOLDERS' EQUITY		193,298
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	283,375

See accompanying notes to financial statements

HALLMARK INVESMENTS, INC.
(A wholly - owned subsidiary of Hallmark Investments Holdings Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Revenues:		
Commissions	$	1,069,299
Private placement income		311,000
Interest		15,740
Client transaction services fee income		204,716
other revenue		155
Total revenue		1,600,910
Expenses:		
Compensation and benefits		1,337,729
Clearing charges		106,215
Communication costs		21,696
Customer settlements		125,092
Professional fees		80,648
Regulatory fees and expenses		51,042
Other operating expenses		182,973
Total expenses		1,905,396
Net loss before income taxes		(304,486)
Provision (benefit) for income taxes		-
Net loss	$	(304,486)

See accompanying notes to financial statements

HALLMARK INVESMENTS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
(A wholly - owned subsidiary of Hallmark Investments Holdings Corporation)
FOR THE YEAR ENDED DECEMBER 31, 2010

	Common Stock No par value		Additional	Accumulated	
	Shares	**Amount**	**Paid In Capital**	**Deficit**	**Total**
Balance, December 31, 2009	200	$ -	$ 1,678,027	$ (1,554,736)	$ 123,291
Additional capitalization	-	-	374,493	-	374,493
Net loss	-	-	-	(304,486)	(304,486)
Balance, December 31, 2010	200	$ -	$ 2,052,520	$ (1,859,222)	$ 193,298

See accompanying notes to financial statements

HALLMARK INVESMENTS, INC.
STATEMENT OF CASH FLOWS
(A wholly - owned subsidiary of Hallmark Investments Holdings Corporation)
FOR THE YEAR ENDED DECEMBER 31, 2010

Cash flows from operating activities:		
Net loss	$	(304,486)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation expense		2,078
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		83,402
Other assets		19,383
Related party receivable		(65,608)
Increase (decrease) in:		
Accounts payable and accrued expenses		(47,489)
Net cash used in operating activities		(312,720)
Cash flows from financing activities:		
Proceeds from additional capitalization		374,493
Net cash provided by financing activities		374,493
Net increase in cash		61,773
Cash, beginning of year		2,805
Cash, end of year	$	64,578

<u>Supplemental disclosure of cash flow information:</u>

Cash paid during the year for interest	$	-
Cash paid during the year for taxes	$	-

See accompanying notes to financial statements

Hallmark Investments, Inc.
(A wholly – owned subsidiary of Hallmark Investments Holdings Corporation).
Notes to Financial Statements
For the Year Ended December 31, 2010

(1) Organization

Hallmark Investments, Inc. (the "Company") was incorporated in the State of New York on September 21, 2001. The Company is a wholly owned subsidiary of Hallmark Investment s Holding Corporation ("the Parent"). The Company is a fully disclosed broker-dealer registered with the Securities and Exchange Commission (the "SEC"), and a member of FINRA, engaged in the business of selling and brokering security transactions for client and investors. The Company commenced operating in September 12, 2005.

(2) Summary of Significant Accounting Policies

(a) Subsequent Events

In accordance with ASC 855, "Subsequent Events", the Company evaluated all transactions from the balance sheet date through April 20, 2011, the date the financial statements were available to be issued.

(b) Basis of Presentation

The accompanying financial statements and related notes have been presented in conformity with accounting principles generally accepted in the United State of America which contemplate continuation of the Company as a going concern.

(c) Going Concern

The Company incurred losses from operations of approximately $304,000 for the year ended December 31, 2010 and has accumulated deficit of approximately $1.9 million. In this regard, management is planning to raise any necessary additional funds to meet working capital needs and decrease its operating costs. The Company's ability to meet its regulatory requirements is dependent on the Parent and other related parties.

Due to the Company's financial conditions, the report of the Company's independent registered accounting firm on the Company's December 31, 2010, financial statements included, an explanatory paragraph indicating that these conditions raise substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty

(d) Cash and Cash Equivalents

The Company considers highly liquid financial instruments with maturities of three months or less at the Balance Sheet date to be cash and cash equivalents.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

(e) Furniture and Equipment

Equipment was recorded on the basis of original cost less allowances for depreciation. Depreciation is calculated using the straight – line method over the useful lives of the assets, ranging from 5 to 7 years, at the time the assets was placed in services.

(f) Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(g) Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market or fair value, or at amounts which approximate current fair value due to their short-term nature.

The Company adopted the guidance for assets and liabilities measured at fair value on a recurring basis. The guidance establishes a common definition for fair value to be applied to existing generally accepted accounting principles that require the use of fair value measurements and establishes a framework for measuring fair value and expands disclosure about such fair value measurements.

The guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Additionally, the guidance requires the use of valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized below:

Level 1: Observable inputs such as quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs for which there is little or no market data, which require the use of the reporting entity's own assumptions.

Fair value measurements are required to be disclosed by the level within the fair value hierarchy in which the fair value of the measurements is their entirety full. Fair value measurements using significant unobservable inputs (in Level 3 measurements) are subject to expanded disclosure requirements including a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to the following : (i) total gains or losses for the period (realized and unrealized), segregating those gains or losses included in earning, and a description of where those gains or losses included in earnings, and a description of where those gains or losses included in earning are reported in the statement of operation.

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2010.

(h) Statement of Cash Flows

For purposes of the statement of the cash flows, the Company has defined cash and cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

(i) Loss per Share

Basic loss per share of common stock were computed by dividing income/ loss available to common shareholders by the weighted average number of common shares outstanding for the year .

Diluted earnings per shares are not presented because the Company has issued no dilutive potential common shares.

(j) Revenue and Expense Recognition

The Company earns revenue (commissions) from brokerage activities, which are recognized on the day of trade – trade date basis and carried at market value. Fees for underwriting and placement services are recognized when the deal is completed and the income is reasonably determinable and deemed collectible.

(k) Receivable Form Clearing Broker

Clearing broker receivables are commission receivables that are uncollateralized trade obligations due under normal trade terms requiring payments with approximately 5 days of trade date. Unpaid balances do not bear interest. Commission receivables are stated at the full amount of the commission and other servicing fees charged to the Company, and its customers for the broker securities transactions. Payments of commissions receivables are remitted monthly by the clearing broker. The Company considers commissions receivable to be substantially all collectible. Therefore no allowance for doubtful accounts has been recorded as of December 31, 2010. Commission receivable as of December 31, 2010 was $70,532, as of the date of the report all amounts were collected.

(l) Income Taxes

In accordance with ASC 740, Income Taxes, The Company is required to disclose unrecognized tax benefit resulting form uncertain tax position. At December 31, 2010, the Company did not have any unrecognized tax benefit or liabilities .

The Company files a separate tax return apart from its parent for federal, state and local purposes the Company has NOL carry forward of approximately $1,950,000.

The Company accounts for income tax under ASC 740, Income taxes. Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those assets or liabilities are expected to be recovered or settled. Under ASC 740, the effect on deferred tax assets and liabilities of a change in tax rate is recognized in income in the period that included the enactment date.

(3)- Receivables and Deposits with Clearing Organization

In accordance with the terms of its clearing arrangement, the Company is required to maintain a balance of at least $50,000 in a deposit account retained by its clearing broker dealer. The deposit account is interest earning, is held in the name of the Company and the funds are not available for inclusion by the clearing broker dealer in its computation of net capital or for other operating purposes.

The Company has a deposit, which is interest earning, retained by its clearing broker- dealer as part of the clearing arrangement and to offset any unsecured customer debits.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commission as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customer to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral form the Company's customers.

The Company clears all of its customer securities transactions through another broker/dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

(4)- Related Party Transactions

The Company rents office space on a month- to – month basis from Hallmark Securities, Inc. (Hallmark Securities) a Company related through common ownership. Total rent expense; related to the office lease, amounted to $37,726 for the year ended December 31, 2010.

A formal lease does not exist between the Company and the related Company.

As of December 31, 2010 the Company was owed approximately $66,000 from its parent, Hallmark Investments Holdings Corporation, the parent company.

(5)- Furniture and Equipment

Furniture and equipment consists of the following as of December 31, 2010:

Estimated Useful Life: 3-5 Years

Computer & Furniture	$ 13,306
Less: accumulated depreciation	(8,116)
	$ 5,190

Depreciation expense for the year ended December 31, 2010 amounted to $2,078.

(6) Income Taxes

At December 31, 2010, the Company had net deferred tax assets of $655,000. The Company has provided a valuation allowance, against the full amount of its deferred tax assets, since the likelihood of realization cannot be determined. As of December 31, 2010 the valuation allowance increased by $113,000.

Significant components of the Company's deferred tax assets as of December31, 2010are as follows:

Deferred tax assets:		
Net operating loss carry – forwards	$	655,000
Less valuation allowance		(655,000)
Net deferred tax asset	$	-

The reconciliation of the income tax computed at the U.S. Federal statutory rate to income tax expense for the period ended December 31, 2010:

Tax benefit at federal statutory rate	$	103,000
Tax benefit state (net of federal)		12,000
Permanent differences		(2,000)
Change in valuation allowance		(113,000)
Provision for income taxes	$	-

The differences between income tax expense computed by applying the federal statutory corporate tax rate and actual income tax expenses is as follows:

Statutory federal income tax rate	34%
State income taxes and other	4%
Combined statutory income tax rate	38%
Valuation allowance	(38%)
Effective tax rate	-

(6) Income Taxes (continued)

These carry – forwards are subject to possible limitation on annual utilization if there are " equity structural shifts" or " owner shifts" involving "5% shareholders" (as these terms are defined in section 382 of the Internal Revenue Code). The Company has approximately $1,950,000 in the fedral and state net operating losses. Thoses carryovers expire in 2030 and 2029.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l). which required the maintenance of minimum net capital and required the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operation when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 tol). At December 31, 2010, the Company had net capital of $95,033 which was $89,027, in excess of its required net capital of $6,005. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-l was 95%.

(8) Equity

During the year ended December 31, 2010 the Company received a capital contribution totaling $374,403 from their parent Company Hallmark Investment Holdings Corporation. The Company's ability to meet its regulatory capital and regulatory requirements is dependent on the Parent and other related Parties.

(9) Employee Benefit Plan

The Company maintains a 401(k) plan for the benefit of its employees of the Company may participate in the plan, whereby employees may elect to make contributions. The Company doesn't make any contribution to the plan.

(10) Concentration of Credit Risk

The company is engaged in various trading and brokerage activities in which counterparties primarily included broker- dealer, banks, and other financial institutions. In the event counterparties do not fulfill their obligation, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of the counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may not exceed federally insured limits.

(11) Commitments and Contingencies

At December 31, 2010, various customers have instituted arbitration proceedings against the Company.

GunnAllen vs. Hallmark Investments, Inc.

In December 2005, Hallmark Investments, Inc. commenced an NASD (n/k/a FINRA arbitration proceedings against GunnAllen. Hallmark Investments, Inc. by prior counsel, asserted three claims in the proceeding: (1) unpaid commissions, (2) wrongful termination, and (3) defamation. GunnAllen filed an Answer and asserted a counterclaim alleging: (1) breach of contract, (2) conversion, and (3) "money had and received". The damages alleged to have been incurred by GunnAllen on its three counterclaims are, respectively, $200,000, $78,000 and $105,000.

Hallmark Investments, Inc. believes that the counterclaims asserted by GunnAllen are wholly without merit and it intends to vigorously defend against counterclaims proceedings. Further, Hallmark Investments, Inc. believes it will prevail and recover damages from GunnAllen and GunnAllen will not be awarded any damages.

In March 2010, GunnAllen ceased business operations. As a result the Company does not expect this proceeding to continue.

Andrew Garret, Inv. vs. Hallmark Investments, Inc.

In September 2006, an award was issued by a panel of arbitrators rendering Hallmark Securities, Inc. (not the Company) liable to Andrew Garrett, Inc. ("Garrett") in the amount of $124,876. In December 2006, Garrett filed a motion with the New York State Supreme Court to confirm the award and have judgment dated against Hallmark Securities, Inc. ("Securities"). By Decision, Order and Judgment dated August 22, 2007, and separate Opinion dated August 23, 2007 (Braun, J.) The Supreme Court granted Garrett's application to confirm the Award against for the entry of Judgment against Securities.

In February 2008, Garrett filed another motion with the New York State Supreme Court, requesting that Hallmark Investments, Inc. ("the Company") be substituted for Securities on the award rendered by the arbitrators and on the Judgment entered by the Supreme Court in August 2007. The decision and order dated August 5, 2008, and separate Opinion dated August 6, 2008, the Supreme Court denied Garrett's motion.

In September 2008, Garrett made a motion to FINRA to reopen the arbitration proceeding commenced by Garrett against Securities. Garrett's motion asked the arbitration panel "amend its September 2006 award and change the names of the respondent from "Hallmark Securities, Inc," to "Hallmark Investments, Inc."

In December 2008, the arbitrators issued a modified award adding Hallmark Investments, Inc. to the caption of the proceeding along with Securities.

In November 2010 the Company settled with Garrett for $100,000 and included this amount in customer settlements in the statement of operations.

(11) Commitments and Contingencies (continued)

Frank Savino vs. Hallmark Investments, Inc. Steven Dash, and Stephen Zipkin.

In November 2008, Frank Savino, an individual, commenced a FINRA arbitration proceeding against Hallmark Investments, Inc., Steven Dash and Stephen Zipkin claiming that the activity in his account was unsuitable and that the active trading in his account during a period of 6 months was inappropriate. Savino's claim does not specify the amount of damages.

An arbitration hearing before FINRA is scheduled to begin on April 27, 2011 however, the Company's legal counsel intends to seek an adjournment of the above date due to the fact that one of the respondents is suffering from a medical condition that impairs his memory and ability to think and function.

Roth vs. Hallmark Investments, Inc. and Steven Dash

The Roth law firm filed a suit against Hallmark Investments, Inc. and Steven Dash claiming that they are due $11,898. Hallmark Investments, Inc. believes that the suit is without merit and intends on vigorously defending these proceedings. Further, Hallmark Investments, Inc. believes that it will prevail and the Roth Law Firm will not be awarded any damages.

Parker, vs. Hallmark Investments, Inc.

The claimant "Parker" has brought a punitive class action against the Company which is currently pending in the Commercial Division of the Supreme Court for the State of New York and county of New York. In the Complaint Parker alleges overtime violations for which the "class" seeks damages equal to their respective alleged unpaid overtime as well as pre- and post judgment interest, fees and costs; alleged impermissible wage deductions and alleged failure to timely pay wages and commissions according to terms of employment. The Complaint does not seek damages in a specific amount and any outcome of any litigation is uncertain. The Company intends to vigorously defend itself in the matter.

Hummell vs. Hallmark Investments, Inc.

In January 2010, Hallmark Investments, Inc. settled a case where Hummell claimed unsuitable activity in his account and as a result suffered losses of approximately $46,000. The Company settled for $20,000 and included this amount in customer settlements in the statement of operations.

Other proceedings

In an unrelated FINRA enforcement proceeding, the Company was accused of violating NASD Membership, Registration and Conduct rules in connection with monies raised from investors prior to the forming of the broker / dealer, and alleged failure to file an application with FINRA for approval of a change or ownership.

From time to time the Company is involved in other legal matters or arbitrations that arise in the normal course of business. Management is contesting all cases vigorously. Management feels that the outcome of any of the above referred open cases along with the potential for the Company to recover all or a portion of any losses through a claim with professional liability insurance carrier and / or indemnification provided to the Company by the registered representative are uncertain. Management feels that an estimate of loss cannot be made. The financial statements do not reflect an accrual for any losses in these matters. Accordingly no provision for any liability that may result has been made in the financial statements. Nevertheless, due to uncertainties with the lawsuit, it is at least reasonably possible that management's view of the outcome will change in the near future.

(12) Financial Instruments with Off-Balance – Sheet Risk, Concentration, Risk and Credit Risk.

In the normal course of business, the Company's securities involve the execution and settlement of various securities transaction for customer. These activities may expose the Company to risk in the event customers, other brokers and dealer, banks, depositories or clearing organizations are unable to fulfill their contractual obligations; The Company continuously monitors the credit –worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the Company may be obligated to discharges the obligation of the non-performing party and, as a result may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that included securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

(13) Subsequent Events.

The Company has evaluated subsequent events for purposes of recognition or disclosure up through April 20, 2011 the date the financial statements were issued, and has determined that there were no significant subsequent events to recognize or disclose in these financial statements.

Supplemental Information

HALLMARK INVESMENTS, INC.
(A wholly - owned subsidiary of Hallmark Investments Holdings Corporation)
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2010

Net capital computation:		
Total shareholder's equity	$	193,298
Deductions and/or charges:		
Non-allowable assets:		
Related party receivable		65,608
Prepaid expenses and Other assets		27,467
Property and equipment, net of accumulated depreciation		5,190
Total non-allowable assets		98,265
Net capital before haircuts on securities positions		95,033
Total haircuts on securities		-
Net capital	$	95,033
Computation of Basic Net Capial Requirement:		
Minimum net capital required, 6 2/3% of total aggregate indebtedness	$	6,005
Minimun dollar net capital requirement of broker and dealer	$	5,000
Net capital requirement (greater of above)	$	6,005
Excess net capital	$	89,028
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition	$	90,077
Ratio of aggregate indebtedness to net capital		.95 to 1
Reconciliation:		
Net capital, per unaudited December 31, 2010 FOCUS report, as filed	$	126,462
Audit Adjustments		(31,429)
Net capital, per December 31, 2010 audited report, as filed	$	95,033

Hallmark Investments, Inc.
(A wholly – owned subsidiary of Hallmark Investments Holdings Corporation

Schedule II

Statement of Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

Hallmark Investments, Inc. is claiming exemption due to the fact that all customer transactions are cleared through RBC Dain Rauscher, Inc. on a fully disclosed basis.

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3.

SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors and Stockholder
Hallmark Investments, Inc.
(A wholly – owned subsidiary of Hallmark Investments Holdings Corporation)

In planning and performing our audit of the financial statements and supplemental schedules of Hallmark Investments, Inc. (A wholly owned subsidiary of Hallmark Investments Holdings Corporation) (the "Company") for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements and not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(l) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(ll) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the following objectives stated in Regulation 1.16, in making (1) the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and /or Regulation 1.16 under the CEAct for their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than the specified parties

Sherb & Co., LLP

New York, New York
April 20, 2011

S&Co.
SHERB & CO., LLP
Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com
Offices in New York and Florida

Independent Registered Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

The Board of Directors and Stockholder

Hallmark Investments, Inc.

(A wholly – owned subsidiary of Hallmark Investments Holdings Corporation)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period ended December 31, 2010, which were agreed to by Hallmark Investments, Inc.. ("The Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating The Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for compliance with those requirements. This agreed–upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no payment made for the assessed fee as of the date of this filing;
2. Compared the amounts reported on the audited Form X-17A-5 for the period ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the period ended December 31, 2010 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Sherb & Co., LLP

New York, New York
April 20, 2011